United States securities and exchange commission logo





                             May 5, 2023

       Yana Kakar
       Chief Executive Officer
       Growth for Good Acquisition Corp
       12 E 49th Street, 11th Floor
       New York, New York 10017

                                                        Re: Growth for Good
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed April 7, 2023
                                                            File No. 333-271195

       Dear Yana Kakar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       What equity stake will current G4G shareholders and ZeroNox Shareholders hold in New
       ZeroNox..., page 16

   1. Please revise to clarify if the sponsor's ownership includes the 1,581,250 Lock-Up shares pursuant to the
Sponsor Support Agreement.
       What equity stake will current G4G shareholders and ZeroNox Shareholders hold in New
       ZeroNox..., page 17

   2. We note your table which illustrates ownership levels in New ZeroNox across varying redemption levels,
assuming Proposal No. 2 is not approved and the Business
                                                        Combination is
consummated. Please explain and consider clarification in a footnote the totals for G4G
Shareholders of 37,950,000 and G4G Sponsor of 5,153,125.
 Yana Kakar
FirstName
Growth forLastNameYana    Kakar
            Good Acquisition Corp
Comapany
May  5, 2023NameGrowth for Good Acquisition Corp
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Do I have redemption rights?, page 23

3. We note certain shareholders have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for these agreements.
Summary of the Proxy Statement/Prospectus, page 33

4. Please revise this section to describe the expected sources and uses of funds in connection with the business combination.
G4G's Board of Directors' Reasons for the Business Combination, page 39

5. Please expand your disclosure to discuss the material assumptions underlying your estimated contracted revenue of $180 million, quantifying where applicable. Explain what you mean by "contracted" revenue.
Expected Accounting Treatment of the Business Combination, page 45

6. We note your disclosures indicating that you plan to account for the business combination as a reverse recapitalization with ZeroNox depicted as the accounting acquirer. We also note from pages 41 and 188 that post combination, the sellers of ZeroNox will not own a majority interest under the no redemptions and 10% redemptions scenarios. Please provide the analysis that you performed in formulating your view, considering the factors outlined in ASC 805-10-55-10 through 55-15. Specifically address how the ownership percentages impacted your analysis in these scenarios.
Risk Factors, page 52

7. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
8. We note the risk factor on page 91. Please revise to disclose your controlled company status post-business combination.
Our success depends on third-party suppliers, some of which are limited source suppliers..., page
57

9. We note that two vendors represented approximately 77% of accounts payable for the year ended December 31, 2022. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
If the security of the personal information, confidential or proprietary information..., page 69

10. Please revise to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the
company   s supply
         chain/suppliers/service providers.
 Yana Kakar
Growth for Good Acquisition Corp
May 5, 2023
Page 3
The provisions of the Proposed Certificate of Incorporation requiring exclusive forum in the
Court of Chancery..., page 95

11. We note your disclosure in this risk factor and on page 158 that "the proposed certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction," however, Article
         XII of the form of certificate of incorporation of ZeroNox Holdings, Inc. states "[u]nless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." Please revise or clarify.
Opinion of Marshall & Stevens, page 99

12. Please revise to disclose the date that ZeroNox's projected financial results were provided to the sponsor and Marshall & Stevens.
13. Please revise to provide cautionary language noting that the fairness opinion addresses fairness to all G4G Class A stockholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
14. So that investors will have a better understanding of the financial advisor's opinion, please revise to disclose the specific data underlying each analysis referenced in the disclosure.
Fees Paid to Marshall & Stevens, page 101

15. Please revise to quantify the compensation paid to Marshall & Stevens. Guideline Transaction Analysis, page 106

16. You disclose here that the financial advisor did not believe there were comparable transactions. On page 137, you disclose that the board considered "valuations of precedent merger and acquisition targets in similar and adjacent sectors." Please reconcile.
Registration Rights Agreement, page 131

17. We note that the merger agreement contemplates the entrance into an amended and restated registration rights agreement pursuant to which New ZeroNox will agree to register for resale certain shares of New ZeroNox common stock and other equity securities of New ZeroNox that are held by the parties thereto from time to time. Please
FirstName LastNameYana Kakar
       disclose whether there are, or whether you expect, any maximum cash penalties under the
Comapany    NameGrowth
       registration        for Good Acquisition
                    rights agreement,             Corp
                                       if applicable. Please also disclose any
additional penalties
May 5,resulting
        2023 Pagefrom
                    3 delays in registering your common stock. Refer to ASC 825-20-50-1.
FirstName LastName
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FirstName
Growth forLastNameYana    Kakar
            Good Acquisition Corp
Comapany
May  5, 2023NameGrowth for Good Acquisition Corp
May 5,
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G4G's Board of Directors' Reasons for the Business Combination, page 137

18. Please expand to discuss in greater detail the "valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors."
Projected Financial Information, page 140

19. Please expand your discussion of the material assumptions underlying the projections, quantifying where applicable. As an example only, we note your disclosure that "[a]s the company grows and increases production volumes, it expects to achieve economies of scale, leading to cost improvements and better EBITDA margins." Revise to provide quantitative disclosure with respect to these assumptions. Additionally, we note that you project a 2024 revenue growth rate of 870.6%. Please revise to provide detailed quantitative disclosure describing the basis for projected 2024 revenues and the factors or contingencies that would affect such growth ultimately materializing. Also explain how your references to $180 million in contracted revenue is included in these projections.
Interests of G4G's Directors and Executive Officers in the Business Combination, page 143

20.      Please also include the "Interests of G4G   s Directors and Executive
Officers in the
         Business Combination" disclosure in the Q&A or summary section.
21. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
22. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
23. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
24. Please revise to clarify how the board considered the sponsor's conflicts of interest in negotiating and recommending the business combination.
Proposal No. 2, page 147

25. We note that you are now asking G4G stockholders to adopt an amendment to G4G's
         Existing Articles that would allow G4G to redeem public shares irrespective of whether such redemption would result in G4G having less than $5,000,001 in net tangible assets.
         Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the
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FirstName
Growth forLastNameYana    Kakar
            Good Acquisition Corp
Comapany
May  5, 2023NameGrowth for Good Acquisition Corp
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         post-business combination company here and in the risk factors section. Please also include a Q&A on Proposal 2.
U.S. Federal Income Tax Considerations, page 175

26. We note that you intend that the merger will qualify as a "reorganization" within the meaning of Section 368(a). Please file an opinion of counsel regarding the tax consequences of the transaction and the redemption. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use
            should    rather than    will,    but counsel providing the opinion
must explain why it cannot
         give a    will    opinion and describe the degree of uncertainty in
the opinion. Refer to
         Sections III.B and C of Staff Legal Bulletin 19.
27. The headings of the subsections do not appear to be consistent with the subjects discussed under those headings. Please revise.
Unaudited Pro Forma Condensed Combined Financial Information, page 185

28. We note your disclosures regarding the Earnout Shares and that the accounting treatment of the Earnout Shares is expected to be recognized at fair value upon the closing of the
         Business Combination and classified in stockholders    equity. We
further note that you
         expect to finalize your assessment of the accounting treatment prior to the Closing. Please provide us with a more comprehensive analysis of your intended accounting along with specific references to the accounting literature that supports your conclusion.
29. Please present on the face of your pro forma income statement historical and pro forma basic and diluted per share data, including the number of shares used to compute such per share data, in accordance with Rule 11-02(a)(9)(i) of Regulation S-X. In this regard, we note you have not presented this information for ZeroNox.
30. We note your discussion of footnote (I) on page 192. Please clarify if there is a related adjustment presented on the face of your pro forma balance sheet or if the only related adjustment is for the change in estimated fair value noted in adjustment (J).
31. We note your discussion of footnote (CC) on page 192 reflecting the gain on the waived deferred underwriting fee payable referenced in adjustment (K) as if incurred on
         January 1, 2022. Please remove this adjustment in light of the fact that you appeared to have originally recorded the deferred underwriting commissions as a reduction of equity.
         Please refer to the guidance in ASC 420-10-40-1.
32. We note Note 4. Net loss per share on page 194 and the potentially dilutive securities excluded from pro forma net loss per share. Please revise to reflect the related securities for G4G rights or advise accordingly.
Information about ZeroNox, page 209

33. We note your disclosure that you have partnered with third-party contract manufacturers
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         to produce up to approximately 8,000 OHEVs per year once fully ramped up. We also note that you expect to deliver at least 2,000 units over the next three years. Please disclose your current production capacity and whether your third-party contract manufacturers are currently ramped up to meet your expected production requirements for
         2023 and 2024. Also clarify the material terms of your agreements with these third parties. For example, are you guaranteed production capacity at their facility? How is pricing determined?
34. Please revise to identify the large Japanese OEM of agricultural machines and utility vehicles.
35. Please revise to discuss the sources and availability of raw materials. Refer to Item
         101(h)(4)(v) of Regulation S-K.
ZeroNox's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 225

36. If applicable, please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures
37. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Index to Consolidated Financial Statements, page F-1

38. Please note the updating requirements of Rule 8-08 of Regulation S-X in regards to the financial statements of both The Growth for Good Acquisition Corporation and Zero Nox,
         Inc. Please similarly update the related financial information throughout the filing.
Financial Statements of Zero Nox, Inc.
Consolidated Statements of Operations, page F-23

39. Please revise to present earnings per share data and any related disclosures required by
         ASC 260-10-45 and 260-10-50 on the face of the financial statements. Annex I, page I-1

40. We note that Marshall & Stevens' opinion was "prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose." As written these statements may be construed as
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         disclaimers of any potential liability Marshall & Stevens may owe to security holders.
         Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
Exhibits

41.      Please review the exhibit list and mark each exhibit with redactions
with "   ". We note that
         Exhibits 10.11 and 10.15 contain redacted information but do not have an appropriate mark in the exhibit list.
General

42. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine or in light of the
effectiveness of the UFLPA. For
         example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
              effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
              globalize    your supply chain.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business
43. We note that Barclays and Credit Suisse were underwriters for the initial public offering of the SPAC. It appears from your disclosure on page 193 that these firms ended their
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            Good Acquisition Corp
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         involvement in the SPAC business combination transaction. Please tell us, with a view to disclosure, whether you have received notice from these firms about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting
         compensation owed to the firms for the SPAC   s initial public
offering.
44. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
45. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
46. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
47. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
48. Please tell us the reasons your fee table differs from the prospectus cover page in terms of the type and number of securities to be issued. It appears no warrants and rights were included in the fee table, but the second paragraph indicates that both types of securities will be issued in the transaction.
49. Your fee table and disclosure indicates that you are attempting to register the offer and sale of securities to ZeroNox security holders. Given that it appears those holders have already approved the transaction, please tell us how you concluded it is appropriate to register the offer and sale now. Refer to Securities Act Sections, Compliance and
         Disclosure Interpretation No. 239.13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other
 Yana Kakar
Growth for Good Acquisition Corp
May 5, 2023
Page 9

questions.



                                                Sincerely,
FirstName LastNameYana Kakar
                                                Division of Corporation Finance
Comapany NameGrowth for Good Acquisition Corp
                                                Office of Manufacturing
May 5, 2023 Page 9
cc:       Michael Chitwood
FirstName LastName